Exhibit 57


                    IN THE UNITED STATES DISTRICT COURT
                  FOR THE EASTERN DISTRICT OF PENNSYLVANIA

 ______________________________
                               :
 AMP INCORPORATED,             :
                               :
                Plaintiff,     :
                               :
           v.                  :    C.A. No. 98-CV-4405 (JTG)
                               :
 ALLIEDSIGNAL INC.             :
                               :
            and                :
                               :
 PMA ACQUISITION CORPORATION,  :
                               :
                Defendants.    :
 ______________________________:


                        FIRST AMENDED COMPLAINT FOR
                     DECLARATORY AND INJUNCTIVE RELIEF

           Plaintiff, AMP Incorporated ("AMP"), by its undersigned counsel, as and for its First Amended Complaint, alleges upon knowledge with respect to itself and its own acts and with respect to those matters communicated to it or filed by defendants with the Securities and Exchange Commission ("SEC"), and upon information or belief as to all other matters, as follows:

           1. AMP is a Pennsylvania corporation with its principal place of business in Harrisburg, Pennsylvania. It is a registered corporation within the meaning of Section 2502 of the Pennsylvania Business Corporation Law ("BCL").

           2. Defendant AlliedSignal Inc. ("AlliedSignal") is a Delaware corporation with its principal place of business in Morristown, New Jersey.

           3. Defendant PMA Acquisition Corporation ("PMA") is a Delaware corporation with its principal place of business in Morristown, New Jersey. It is a wholly-owned subsidiary of AlliedSignal.

           4. This Court has jurisdiction over this action pursuant to 28 U.S.C. sections 1331, 1332 and 1367. The amount in controversy is in excess of $75,000, exclusive of interest and cost. Venue is proper under 28 U.S.C. Section 1391(b) and (c). The Court is empowered to grant declaratory relief under 28 U.S.C. Section 2201 because there is a case of actual controversy among the parties.

           5. On August 4, 1998, AlliedSignal announced that it would launch an unsolicited tender offer for all of the common stock of AMP. AlliedSignal also announced that it was prepared to initiate a solicitation of consents from AMP shareholders to elect a majority of directors to AMP's Board who would be responsive to AlliedSignal's proposal and cause AMP to accept AlliedSignal's takeover bid.

           6. On August 10, 1998, AlliedSignal and PMA filed a Tender Offer Statement on Schedule 14D-1 with the SEC setting forth the terms of the tender offer and other information ("the Initial Offer"). The Schedule 14D-1 described AlliedSignal's proposed consent solicitation and the five proposals as to which AlliedSignal intends to solicit consents from AMP's shareholders.

           7. On August 12, 1998, AlliedSignal filed with the SEC a preliminary Consent Statement on Schedule 14A under Section 14(a) of the Securities Exchange Act of 1934 in connection with the consent solicitation.

           8. The AMP Board of Directors presently consists of eleven directors. Proposal Number 1 of the AlliedSignal proposals is that Section
 2.2 of AMP's bylaws be amended to fix the number of directors at twenty-eight and that Section 2.2 no longer be subject to amendment or repeal except by approval of shareholders of AMP holding a majority of AMP's outstanding voting shares.

           9. Proposal Number 2 of the AlliedSignal proposals seeks to amend Section 2.4 of AMP's bylaws to provide that vacancies on the Board created as a result of a shareholder amendment to the bylaws may be filled only with the approval of shareholders of AMP holding a majority of AMP's outstanding voting shares and that this amendment be further amended or repealed only with the approval of shareholders of AMP holding a majority of AMP's outstanding voting shares.

           10. Proposal Number 4 seeks the election, as a majority of the directors of AMP, of seventeen persons comprising the entire AlliedSignal Board of Directors and most of AlliedSignal's senior executive officers.

           11. The purpose and intent of these and the other two proposals described in AlliedSignal's SEC filings made on August 10 and August 12, 1998 is to pack the AMP Board with a majority of AlliedSignal nominees in order to permit the new majority of the AMP Board to facilitate the AlliedSignal takeover of AMP, either through the tender offer or through a merger.

           12. In fact, AlliedSignal has stated in a filing with the SEC that its seventeen nominees to the AMP Board "are committed to facilitating AlliedSignal's $44.50 cash tender offer for all AMP shares . . ."

           13. Under Section 1712 of the BCL, directors of a Pennsylvania corporation owe a fiduciary duty to the corporation, rather than to shareholders. Under Section 1715 of the BCL, directors of a Pennsylvania corporation, in considering the interest of the corporation, may take into account the effect of any corporate action upon the corporation's employees, customers and suppliers, the communities in which the corporation has facilities, the stockholders and the creditors of the corporation. Moreover, the directors of a Pennsylvania corporation are permitted to take into account, as they deem appropriate, the short-term and long-term interests of the corporation, including benefits that may accrue to the corporation from its long-term plans and the possibility that these interests may be best served by the continued independence of the corporation, as well as other factors. Id.

           14. The directors of a Pennsylvania corporation are also given very broad discretion, subject to their discharge of their fiduciary obligations, in establishing anti-takeover measures, including rights plans, see BCL, Sections 1525(b), 2513, and are under no obligation to redeem rights under a rights plan on account of a tender offer or other attempt by a third party to gain control of the corporation. See BCL,
 Section 1715.

           15. Moreover, the BCL provides broad anti-takeover protection, independent of any rights plan or other measure adopted by a Pennsylvania corporation. See BCL, Sections 2541, et seq. The policy behind these provisions is to insure protection against change of control transactions that afford too little opportunity for the board of directors to consider the interests of the corporation and its constituencies and to implement that strategic plan found best suited to achievement of the corporation's interests.

           16. Under Delaware law, the officers and directors of AlliedSignal owe a fiduciary duty to AlliedSignal and its shareholders to maximize the benefits which accrue to the corporation from any corporate action. In making the decision to launch an unsolicited tender offer for AMP stock and to attempt to gain control of AMP on terms fixed by AlliedSignal, the officers and directors of AlliedSignal have apparently concluded that such actions, and the terms and conditions upon which they are premised, are in the best interests of AlliedSignal and its shareholders.

           17. If the seventeen AlliedSignal nominees to AMP's Board were elected, they could not fulfill their fiduciary duties both to AlliedSignal and its shareholders and to AMP, in the latter case in the manner as required by the BCL. The inherent conflict of interest is apparent because the AlliedSignal officers and directors have already determined that AMP should be combined with AlliedSignal on terms and conditions dictated by AlliedSignal, that the rights under AMP's rights plan should be redeemed, that AMP should opt out of certain protection afforded to it by the BCL and that AMP should facilitate AlliedSignal's acquisition of control over AMP. While committed to this course of action on behalf of AlliedSignal, the AlliedSignal nominees could not fully and completely discharge their fiduciary duty to AMP.

           18. AlliedSignal has known since the commencement of its Initial Offer that, because of the conditions attached to that offer, it would not purchase any AMP shares at the announced September 11, 1998 expiration date of the Initial Offer. Nevertheless, AlliedSignal aggressively encouraged AMP's shareholders to tender their shares in response to the Initial Offer, right up through September 11, 1998, even though it knew all along that it would purchase no shares and immediately change the terms of its tender offer and fix a new expiration date. In a classic "bait and switch" scheme, AlliedSignal induced shareholders to tender into AlliedSignal's Initial Offer with the anticipation that a substantial portion of AMP's shares would be tendered, after which it would immediately switch to a partial, prorated offer.

           19. The September 11, 1998 expiration date came and went and AlliedSignal purchased no AMP shares.

           20. On Monday, September 14, 1998, AlliedSignal and PMA filed Amendment No. 15 to the Schedule 14D-1 ("Amendment No. 15") with the SEC. This Amendment purported to "amend" the Initial Offer; it is now referred to by AlliedSignal as the "First Supplement to the Offer to Purchase." However, Amendment No. 15 made the following material and fundamental changes to AlliedSignal's Initial Offer:

                (a) Converted the offer to a partial offer by reducing the percentage of AMP shares sought to be purchased from 100% to only approximately 18%;

                (b)  Eliminated the 50% minimum condition of the offer;

                (c) Eliminated, for all practical purposes, certain material conditions of the offer, e.g., the Rights Plan Condition, the Business Combination Condition and the Control Share Condition, due to the reduced number of shares to be purchased;

                (d) Changed the stated purpose of the offer from that of acquiring "the entire equity interest" in AMP to that of buying shares prior to the record date for the consent solicitation in order to obtain a substantial voting position to use in the upcoming consent solicitation;

                (e) Referred to a new consent proposal, designed to strip the AMP Board of all powers, rights and duties with respect to the rights plan (the "Rights Plan Proposal"); and

                (f)  Changed the procedures for tendering AMP shares.

           21. The First Supplement presented a fundamentally and dramatically different offer from AlliedSignal's Initial Offer. It constituted an entirely new tender offer and, as such, it was not in compliance with the provisions of Section 14 of the Securities Exchange Act of 1934 and the Rules adopted by the SEC thereunder.

           22. Amendment No. 15 provided that, following its acceptance for payment of shares tendered pursuant to the terms of the Amendment, AlliedSignal "intends promptly to commence another tender offer (the 'Second Offer') to purchase all outstanding [AMP] Shares not owned by [AlliedSignal] at a price of $44.50 per Share, net to the seller in cash, without interest, upon essentially the same terms and subject to the same conditions set forth in the [Initial Offer] in order to acquire control of, and the entire equity interest in, [AMP]." In a September 14, 1998 press release and a September 16, 1998 advertisement in The Wall Street Journal, AlliedSignal said it would "resume" its conditional offer of $44.50 for all of AMP's remaining shares after gaining control of AMP Board and removing AMP's rights plan. These statements satisfy the definition of the commencement of a tender offer found in Rule 14d-2 adopted by the SEC.

           23. The announcement of an offer to buy up to 18% of the outstanding shares of AMP and simultaneously an offer to buy the remaining outstanding AMP shares "promptly" thereafter has caused confusion among AMP's shareholders who are concerned about the possibility of a different price per share being paid under the Second Offer than under the offer made in the First Supplement. During the week of September 14, 1998, several shareholders, including professional investors, stated to members of AMP's senior management and AMP's advisors that it was their understanding that any shares purchased by AlliedSignal pursuant to its First Supplement would receive the benefit of Rule 14d-10(a)(2) "best price" protection in the event AlliedSignal should increase its price in its subsequent Second Offer.

           24. Also on September 14, 1998, AlliedSignal and PMA filed with the SEC an amended Preliminary Consent Statement ("Amended Consent Statement") on Schedule 14A.

           25. In addition to AlliedSignal's original five consent proposals (which the Amended Consent Statement refers to as the "Nominee Election Proposals"), the Amended Consent Statement includes the Rights Plan Proposal. Like the other proposals, the Rights Plan Proposal, if approved, would unlawfully interfere with the statutory rights and obligations of AMP's current directors.

           26. The BCL provides directors of a Pennsylvania corporation with sole discretion to determine the terms and conditions of rights plans and grants them broad authority to repel hostile takeovers. See, e.g., BCL, Sections 1525(b), 2513. AlliedSignal's Rights Plan Proposal, if approved, would amend Section 2.1 of AMP's bylaws in such a way as to remove from AMP's Board of Directors all powers, rights and duties with respect to AMP's rights plan and any other plan authorized under the BCL and vest those powers, rights and duties exclusively in a group of three representatives, the "Rights Agreement Management Agents." Such amendment, however, is contrary to Pennsylvania law. See, e.g., BCL, Sections 1525(b), 2501(b), 2513.

           27. Defendants' Amendment No. 15 and Amended Consent Statement both state that AlliedSignal will vote any AMP shares it acquires pursuant to the terms of Amendment No. 15 in favor of its consent proposals. Subchapter G of the BCL prohibits AlliedSignal from voting such shares.

           28. The First Supplement offer announced on September 14, 1998 was set to expire at midnight New York City time on Friday, September 25, 1998, unless extended.

           29. On Friday, September 18, 1998, AlliedSignal announced that it would amend its offer again in response to a decision by the AMP Board of Directors to lower the threshold in AMP's shareholder rights plan from 20% to 10%. If 10% of AMP's shares are purchased, the rights plan is triggered. In a press release issued September 18, 1998, AlliedSignal announced it was amending its offer to purchase approximately 9% of AMP's outstanding shares. At the same time, it announced it was extending its offer to expire at midnight New York City time on October 2, 1998 instead of September 25, 1998. In the September 18, 1998 press release, AlliedSignal failed to disclose the number of shares deposited at the time of the extension, in violation of Rule 14e-1(d). No announcement regarding the number of shares deposited was made as of Tuesday morning, September 22, 1998.

           30. On Monday, September 21, 1998, defendants filed with the SEC their Amendment No. 20 to Schedule 14D-1. Amendment No. 20 purports to supplement the Initial Offer, as amended and supplemented by the First Supplement. Amendment No. 20 is said by defendants to be the "Second Supplement to the Offer to Purchase."

           31. In their Amendment No. 20, defendants repeat that they intend "promptly to commence another tender offer (the 'Second
 Offer') . . ." For the first time, defendants disclose that if a different price is paid for AMP shares in the Second Offer, shares sold in the Second Supplement offer will not, according to defendants, receive the benefit of any higher price paid in the Second Offer.


                           FIRST CLAIM FOR RELIEF

           32. Plaintiff repeats and realleges the averments of Paragraphs 1 through 31 above.

           33. Defendants' tender offer filings on Schedule 14D-1, as amended and supplemented, and consent solicitation filings on Schedule 14A are subject to the requirements of Section 14 of the Securities Exchange Act of 1934, and the Rules adopted by the SEC thereunder.

           34. Defendants' SEC filings are false and misleading because, inter alia, (a) they fail to disclose the manner in which the seventeen AlliedSignal nominees to AMP's Board of Directors, if elected, would satisfy their duty of undivided loyalty both to AlliedSignal and AMP; (b) they fail to disclose the manner in which, if at all, defendants would propose to reconcile the interests of AMP with those of AlliedSignal, for example, the interest that AMP might have in remaining independent, the interest AMP might have in a business combination with an entity other than AlliedSignal, the interest that AMP might have in a business combination on different terms and conditions than those proposed by defendants and the interests which AMP might have in, and might wish to protect with respect to, employees, customers, suppliers and communities in which it has facilities; (c) they fail to disclose that AlliedSignal has stated that, upon the election of its nominees, they will discharge all AMP senior executives; and (d) they misrepresent that they will be able to vote the shares acquired by AlliedSignal under its partial offer.

           35. Defendants' Amendments Nos. 15 and 20 and Amended Consent Statement are false and misleading for the additional reason that they fail to disclose that defendants' new consent proposal, the Rights Plan Proposal, is contrary to the provisions of the BCL.

           36. Amendment No. 15 is also unlawful because it constitutes a new tender offer and, as such, does not comply with the requirements of the federal securities laws and the Rules adopted by the SEC thereunder governing tender offers. Upon expiration of the Initial Offer on September 11, 1998, AlliedSignal was required to return all shares tendered under its Initial Offer. It has not done so.

          37. In addition, after announcing its intention to commence a further offer (the Second Offer) for all remaining shares of AMP at $44.50 per share upon expiration of the First Supplement offer, AlliedSignal was subject to a requirement under Rule 14d-2(b) applicable to tender offers to start the Second Offer within five business days or abandon it -- neither of which it has done. Accordingly, AlliedSignal was required under the Rules to desist from all attempts to tender for AMP shares.

           38. On announcing a dramatically different offer in its Amendment No. 15, defendants were required to have commenced a new offer, to hold the offer open for a minimum period of twenty business days and to return all shares tendered in the Initial Offer. Instead, defendants announced an extension of only ten business days and did not return the shares previously tendered.

           39. Because AlliedSignal has announced its intention to resume its Initial Offer in the form of the Second Offer, the Initial Offer and the Second Offer are actually the same offer. As a result, the purchase of any AMP shares under AlliedSignal's pending partial offer will be in violation of Rule 10b-13.

           40. Alternatively, AlliedSignal's offers pursuant to the Initial Offer, the First Supplement, the Second Supplement and the Second Offer are part of a single effort by AlliedSignal, through a series of carefully orchestrated supposedly separate tender offers, to acquire control of AMP. These offers should be treated as integrated, so that AMP's shareholders are afforded the protection of the rules governing tender offers. In particular, Rule 14d-10(a)(2) protects shareholders by requiring that they receive the "highest consideration paid" in a tender offer. Because AlliedSignal is treating the Second Supplement offer as separate from the Second Offer, AMP shareholders selling in the Second Supplement offer will not receive any higher price paid in the Second Offer.

           41. Until and unless full compliance with and full disclosure under the federal securities laws are made by defendants, their tender offers and consent solicitation should be enjoined since, otherwise, AMP would be irreparably injured and would have no adequate remedy at law.

                          SECOND CLAIM FOR RELIEF

           42. Plaintiff repeats and realleges the averments of Paragraphs 1 through 41 above.

           43. By attempting to pack the Board of Directors of AMP with persons with a primary loyalty to AlliedSignal and, under the circumstances, interests which are inherently in conflict with those of AMP, AlliedSignal and PMA are seeking to render it impossible for the present duly elected directors of AMP to discharge their fiduciary obligations to AMP and to fulfill their responsibilities under the BCL.

           44. If permitted to carry out their plan and scheme, defendants will be able to seize control of AMP, without affording to AMP an opportunity as provided by Pennsylvania law for independent consideration of the interests of AMP and the constituencies referred to in Section 1715 of the BCL.

           45. Unless an injunction is issued preventing defendants from carrying out their plan and scheme, AMP will be irreparably injured and will have no adequate remedy at law.

                           THIRD CLAIM FOR RELIEF

           46. Plaintiff repeats and realleges the averments of Paragraphs 1 through 45 above.

           47. AlliedSignal's Rights Plan Proposal, if approved, would purport to divest AMP's Board of Directors of the broad discretion and authority it has under Sections 1525(b) and 2513 of the BCL to determine the terms and conditions of AMP's rights plans. Because such a plan would completely eviscerate these statutory provisions, it violates both the BCL and Pennsylvania public policy.

           48. Unless an injunction is issued preventing defendants seeking shareholder approval of the Rights Plan Proposal, AMP will be irreparably injured and will have no adequate remedy at law.

                          FOURTH CLAIM FOR RELIEF

           49. Plaintiff repeats and realleges the averments of Paragraphs 1 through 48 above.

           50. Section 2564 of the BCL states that "[c]ontrol shares shall not have voting rights unless a resolution approved by a vote of shareholders of the registered corporation at an annual or special meeting of shareholders pursuant to this subchapter restores to the control shares the same voting rights as other shares . . . have with respect to elections of directors and all other matters coming before the shareholders."

           51. The shares which defendants propose to buy are "control shares" because defendants have announced their intention to purchase all of the shares of AMP. See BCL section 2562.

           52. Unless an injunction is issued preventing defendants from voting any shares they may obtain in their partial offer, AMP will be irreparably injured and will have no adequate remedy at law.

           WHEREFORE, AMP prays that this Court enter judgment against defendants as follows:

           A. Declaring, pursuant to the Declaratory Judgment Act, 28 U.S.C. section 2201, that AlliedSignal's consent solicitation proposals which are designed to add a majority of AlliedSignal-designated members to the Board of Directors of AMP and to divest AMP's Board of Directors of their statutory authority to determine the terms and conditions of rights plans are contrary to Pennsylvania law;

           B. Preliminarily and permanently enjoining defendants and all other persons acting in concert with them or on their behalf, directly or indirectly, from:

           1. Soliciting consents from AMP shareholders in favor of the proposals described in paragraphs 8 through 11, 25 and 26 above;

           2.   Pursuing the tender offer described in AlliedSignal's
 Schedule 14D-1 filed with the SEC on August 10, 1998, as subsequently amended and supplemented, unless full compliance with the federal securities laws is made, including full and accurate disclosure of the matters described in paragraphs 34-40 above;

           3. Soliciting consents from AMP shareholders unless full and accurate disclosure has been made of the matters set forth in paragraphs 34-40 above;

           4. Voting any AMP shares unless and until all requirements of Subchapter G of the BCL have been satisfied.

           C. Granting compensatory damages for all injuries suffered by plaintiff as a result of defendants' unlawful conduct;

           D. Awarding plaintiff the costs and disbursements of this action, including attorneys' fees; and

           E. Granting plaintiff such other, further and different relief as the Court deems just and proper.




                               /s/ JOHN G. HARKINS, JR.
                               ---------------------------------
                               JOHN G. HARKINS, JR. (04441)
                               ELEANOR MORRIS ILLOWAY (40632)
                               GAY PARKS RAINVILLE (53192)
                               DAVID W. ENGSTROM (76178)
                               Harkins Cunningham
                               2800 One Commerce Square
                               2005 Market Street
                               Philadelphia, PA 19103-7042
                               (215) 851-6700

                                      and

                               JON A. BAUGHMAN (14043)
                               LAURENCE Z. SHIEKMAN (15203)
                               SETH A. ABEL (75561)
                               Pepper Hamilton LLP
                               3000 Two Logan Square
                               18th & Arch Streets
                               Philadelphia, PA  19103-2799
                               (215) 981-4000

                               Attorneys for Plaintiff,
                               AMP Incorporated


 Dated:    September 22, 1998